Exhibit 10.1

Summary of Non-Employee Director Compensation

Each non-employee director receives an annual retainer of $140,000, consisting of a cash and a restricted stock component, plus certain other fees as described below:

•	Each non-employee director receives an annual cash retainer of $60,000.

•	The chair of each Board committee (other than the Audit Committee) receives an additional annual cash retainer of $5,000. The chair of the Audit Committee receives an additional annual cash retainer of $10,000.

•	Non-employee directors also receive a fee of $1,500 for attendance at each meeting of the Board and each committee meeting, other than telephonic meetings, for which the fee is $500. Pursuant to the Company’s Deferred Compensation Plan, directors may defer receipt of their annual retainer and/or meeting fees until retirement from the Board.

•	Non-employee directors also receive an annual grant of $80,000 of Raytheon common stock. Grants are made under the 1997 Nonemployee Directors Restricted Stock Plan. All grants consist of restricted stock and are held in the custody of the Company until restrictions lapse, generally on the date of the annual meeting one year after the award. The directors receive dividends on these shares and are entitled to vote these shares.

•	The Company reimburses directors for actual expenses incurred in the performance of their service as directors, including attendance at director education programs sponsored by educational and other institutions. The Company also reimburses directors for the costs of their spouses to travel with them to Company-sponsored business events. The Company also maintains a general insurance policy which provides non-employee directors with up to $100,000 per incident in travel accident insurance when on Company business.

The lead director receives an additional annual retainer of $60,000, payable as follows: $24,000 in cash and an annual grant of $36,000 of restricted shares of Raytheon common stock.

September 22, 2005